U.S. SECURITIES & EXCHANGE COMMISSION

Washington, D.C.

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period of

August ,2004

ARGOSY MINERALS INC

 (Name of Registrant)

20607 Logan Avenue

Langley, British Columbia, Canada, V3A 7R3

(Address of principal executive offices)

1.

Australian Stock Exchange Appendix 5B for the quarter ended September 30, 2003.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F

X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Argosy Minerals Inc SEC File No. 0-29500

(Registrant)

Date

September 9, 2004

By

"C.R. Bond"

   Cecil R. Bond,

   Corporate Secretary

ARGOSY MINERALS INC.

ARBN 073 391 189

HALF YEAR REPORT FOR THE PERIOD

ended June 30, 2004

CONTENTS

  Directors Report

  Report of Independent Accountants

  Consolidated Balance Sheets

  Consolidated Statement of Operations and Deficit

  Consolidated Statements of Cash Flows

  Notes to the Consolidated Financial Statements

  Directors' Declaration

The accompanying notes are an integral part of the consolidated financial statements

Argosy Minerals Inc.	Half Year Report for the Period ended June 30, 2004

The directors present their report on the consolidated half year report of Argosy Minerals Inc. (the "Corporation") and all the entities controlled by it at the end of or during the half year ended June 30, 2004.

Directors

The following persons were directors of the Corporation during the whole of the half year and up to the date of this Report:

  P.H. Lloyd

  C. R. Bond

  J. Nicholls

  J. Maloney

Marcus N. Foster was appointed a director on April 2, 2004 and continues in office at the date of this report.

Review of Operations:

A summary of the consolidated results is set out below:

		2004	2003
		( $ 000)	($000)
Income:
	Interest	168	198
	Gain on disposal of Mineral Property	-	126
	Foreign Exchange Gains / (Loss)	(239)	159
		(71)	483
Expenses:
	Administration Expenses	488	447
	Arbitration Expenses	132	317
	Legal	47	28
	Management and Consulting fees	566	209
	Project Assessment	479	699
	Travel	87	150
	Write Down of Marketable Securities	-	100
	Write off of Mineral Properties and Deferred Costs	-	20
		1,799	1,970
Loss for the Period		(1,870)	(1,487)

The accompanying notes are an integral part of the consolidated financial statements

Argosy Minerals Inc.	Half Year Report for the Period ended June 30, 2004

Comments on the consolidated results are set out below:

a)

Interest and Foreign exchange gains / (loss).

Interest income declined during the current period due to declining average cash balances.  As the Corporation has no current source of revenue, cash balances will be used to fund operations and continue to decline.  Foreign exchange losses arose from a decline in the exchange rate between Australian and Canadian dollars to a low of A$1.00 equaling C$0.93 from approximately A$1.00 equaling C$0.9 7 in December, 2003.

b)

Gain on disposal of Mineral Property.

The gain on disposal of Mineral Property in 2003 arose from the sale of the Kremnica Gold Project in 2003.  No mineral properties have been sold during 2004.

c)

Administrative Expenses

Administrative expenses have remained consistent with the prior year as the Corporation has maintained its level of activity.

d)

Arbitration Expenses

Arbitration expenses of $131,926 in 2004 and $316,732 in 2003 relate to costs associated with the arbitration proceedings referred to in note 10 to the Consolidated Financial Statements.

e)

Management and Consulting Fees

Management and consulting fees paid to directors of the Corporation are fixed in Australian dollars and have remained constant from November 2001.  The management agreement with Peninsular Services Pty Ltd. was terminated in February 2004 and a termination payment of $441,844 was paid.  Subsequent to February no management fees were paid to Peninsular Services.

f)

Project Assessment

The Corporation has been involved in the assessment of 2 projects during the period to June 30, 2004, being the Albetros Diamond Project in South Africa and the Nevada Gold Project in Nevada, US.

For details of expenditure see note 4( e ) to the Consolidated Financial Statements.

The accompanying notes are an integral part of the consolidated financial statements

Argosy Minerals Inc.	Half Year Report for the Period ended June 30, 2004

g)

Travel

Due to the location of projects the Corporation is involved in assessing, substantial amounts of travel are required.  Travel costs have declined between the periods ended June 30, 2004 and 2003 due to the substantial travel costs associated with evaluating the Beregove Gold Project in Ukraine not being incurred in 2004.

h)

Write Down of Marketable Securities

As part of the proposed sale of the Kremnica Gold Property to Eurogold Limited's Subsidiary, Explorer in 2002, the Corporation acquired a small stake in Eurogold Limited.  The value of the securities had declined in 2003 giving rise to the need for an impairment write down.

i)

Write off of Mineral Property and Deferred Costs.

The Corporation's Burundi Nickel Project continued under force majeure due to political instability in the country; consequently the costs associated with maintaining the project in 2003 were written off.  No expenditure was incurred on the project during the period ended June 30, 2004.

The accompanying notes are an integral part of the consolidated financial statements

Argosy Minerals Inc.	Half Year Report for the Period ended June 30, 2004

Report of Independent Accountants

Review Engagement Report to the Shareholders of Argosy Minerals Inc.:

We have reviewed the consolidated balance sheet of Argosy Minerals Inc. as at June 30, 2004 and the consolidated statements of operations and deficit and cash flows for the six months then ended. Our review was made in accordance with generally accepted standards for review engagements and accordingly consisted primarily of enquiry, analytical procedures and discussion related to information supplied to us by Argosy Minerals Inc.

A review does not constitute an audit and consequently we do not express an audit opinion on these financial statements.

Based on our review, nothing has come to our attention that causes us to believe that these financial statements are not, in all material respects, in accordance with Canadian generally accepted accounting principles.

"PricewaterhouseCoopers LLP"

Chartered Accountants

Vancouver, B.C.

July 30 , 2004

The accompanying notes are an integral part of the consolidated financial statements

Argosy Minerals Inc.	Half Year Report for the Period ended June 30, 2004

ARGOSY MINERALS INC.
(An Exploration Stage Corporation)
CONSOLIDATED BALANCE SHEETS
(Unaudited)
As at June 30, 2004 and December 31, 2003
(Expressed in Canadian Dollars)

		June 30, 2004	Dec. 31, 2003
ASSETS
Current Assets
Cash and cash equivalents		$ 6,208,787	$ 8,058,383
Accounts receivable and prepaids		74,165	163,555
		6,282,952	8,221,938

Property Plant and Equipment		34,975	39,413
		$ 6,317,927	$ 8,261,351

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities		$ 377,720	$ 451,173

SHAREHOLDERS' EQUITY
Capital Stock	Note 5
Authorised - unlimited
Issued - 95,969,105 common shares (2003: 95,969,105)		44,075,384	44,075,384

Deficit		(38,135,177)	(36,265,206)
		5,940,207	7,810,178
		$ 6,317,927	$ 8,261,351

Contingency	Note 10
APPROVED BY THE DIRECTORS

The accompanying notes are an integral part of the consolidated financial statements

Argosy Minerals Inc.	Half Year Report for the Period ended June 30, 2004

ARGOSY MINERALS INC
(An Exploration Stage Corporation)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited)
For the Six Months ended June 30, 2004 and 2003
			Six Months ended June 30
			2004	2003
Income:
	Interest income and other		$ 168,303	$ 197,769
	Gain on disposal of mineral property		-	125,500
	Foreign exchange gain / (loss)		(238,794)	159,089
			$ (70,491)	$ 482,358

Expenses:
	Accounting and audit		48,408	53,677
	Arbitration Expenses		131,926	316,732
	Bank charges		2,850	5,060
	Depreciation		7,105	7,807
	Directors' fees		39,249	31,250
	Insurance		41,760	37,858
	Legal		47,156	28,696
	Management and consulting fees		566,410	208,566
	Office		15,228	15,978
	Project assessment	Note 4(e)	479,121	699,432
	Rent		31,744	30,838
	Salaries and benefits		226,048	197,370
	Shareholder communications		34,330	30,814
	Telecommunications		7,506	11,627
	Transfer agent and stock exchange		34,025	23,122
	Travel		86,614	150,278
	Write down of Marketable Securities		-	100,203
	Write off of Mineral Properties and Deferred Costs	Note 4(a)	-	19,783

			$ 1,799,480	$ 1,969,091

Loss for the period			$ (1,869,971)	$ (1,486,733)

Deficit,	beginning of period		$ (36,265,206)	$ (33,772,073)

Deficit,	end of period		$ (38,135,177)	$ (35,258,806)

Basic & Diluted Loss per
Common Share			($0.02)	($0.02)

Weighted Average Number of Common Shares Outstanding			95,969,105	95,969,105

The accompanying notes are an integral part of the consolidated financial statements

Argosy Minerals Inc.	Half Year Report for the Period ended June 30, 2004

ARGOSY MINERALS INC
(An Exploration Stage Corporation)

CONSOLIDATED CASH FLOW STATEMENTS
(Unaudited)
For the Six Months ended June 30, 2004 and 2003
	Six months ended June 30
Cash Provided From (Used For):	2004	2003
Operating Activities
Loss for the period	$ (1,869,971)	$ (1,486,733)
Adjustments for:
Depreciation	7,105	7,807
Foreign exchange gain / (loss)	256,145	(159,938)
Write down of marketable securities	-	100,203
Write off of mineral properties and deferred costs	-	19,783
Profit on disposal of mineral property	-	(125,500)

	(1,606,721)	(1,644,378)

Changes in Non-cash working capital
(Increase) / decrease in accounts receivable & prepaids	89,390	(101,367)
Increase / (decrease) in accounts payable & accrued liabilities	(73,453)	28,679

Cash Flows from Operating Activities	(1,590,784)	(1,717,066)

Investing Activities
Purchase of capital assets	(2,667)	(11,371)
Mineral properties and deferred costs	-	(53,771)
Sale of marketable securities	-	55,524
Restricted cash	-	157,960

Cash Flows from Investing Activities	(2,667)	148,342

Foreign Exchange Gain / (Loss) on Cash held in Foreign Currency	(256,145)	159,938

Decrease in Cash & Cash Equivalents	(1,849,596)	(1,408,786)

Cash & Cash Equivalents at Beginning of Period	8,058,383	9,780,175

Cash & Cash Equivalents at End of Period	$ 6,208,787	$ 8,371,389

The accompanying notes are an integral part of the consolidated financial statements

ARGOSY

MINERALS INC

ARBN 073 391 189

1.

Basis of Preparation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods of their application as the most recent annual financial statements of the Corporation dated December 31, 200 3 and should be read in conjunction with those statements.

2.

Nature of Operations

The Corporation is in the process of investigating possible property acquisitions and continues to evaluate the Albetros Diamond Project in South Africa and the Nevada Gold Project in Nevada, USA.  See Note s 4( c ) and 4(d) .

In addition the Corporation continues to evaluate the acquisition of new diamond, gold and platinum projects.  The Corporation was involved in studies for the development of a nickel/cobalt processing facility at Musongati in the Republic of Burundi and in gold exploration in the Slovak Republic.  In August 2002 the Corporation's subsidiary, Andover Resources N.L., declared force majeure and curtailed its activities in Burundi as a result of the deterioration of the security situation in Burundi.  See Note 4(a).

On August 5, 2002, the Corporation received a notice of termination from NN Invest Holdings SA ("NNIH"), a subsidiary of Norilsk Mining Company ("Norilsk") terminating the Tripartite Agreement (the "Agreement") between NNIH, Societe des Mines de la Tontouta ("SMT") and the Corporation for the development of the New Caledonia Nickel Project.  See Note 4(b).  On September 13, 2002, the Corporation and its subsidiary Balzan received a request for arbitration by NNIH from the International Court of Arbitration of the International Chamber of Commerce ("IC").  The request for arbitration seeks to recover US$7,166,000 paid to Balzan plus an additional US$1,368,222 expended on the project.  See Note 10.

As yet, it has not been determined if the Corporation's mineral properties contain ore reserves that are economically recoverable and whether the processing facilities are economically viable.  The recoverability of any amounts shown for mineral properties and deferred costs is dependent on the existence of economically recoverable reserves, the ability of the Corporation to obtain necessary financing to complete the development and future profitable production or proceeds from disposition of the mineral properties. The amounts shown as mineral properties and deferred costs represent costs to date, less amounts recovered or written off, and do not necessarily represent present or future values.

These notes are an integral part of the consolidated financial statements and should be read in conjunction with them

Argosy Minerals Inc. Notes to the Consolidated Financial Statements	Half Year Report for the Period ended June 30, 2004

3.

Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiaries:

Company Name	Country
Argosy Mining Corp. ("Argosy")	Canada
Andover Resources N.L. ("Andover")	Australia
Balzan Investments Limited ("Balzan")	BVI
Argosy Mining Corporation Pty Ltd.	RSA

Financial Statement Presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the period.  Significant areas where management's judgement is applied are mineral property valuations and contingent liabilities.  Actual results may differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term deposits maturing within 90 days of the original date of acquisition.  In order to limit its exposure, the Corporation deposits its funds with major Canadian, Australian and UK banks.  A substantial portion of the cash balances are held in Australian and U.S. dollars; accordingly, the Corporation has exposure to fluctuations in currency exchange rates.

Marketable Securities

Marketable securities are carried at the lower of cost and quoted market value and consist of shares in a public company quoted on the Australian Stock Exchange.

Property, Plant & Equipment

Depreciation is provided on property, plant & equipment using the straight line method over the estimated useful lives of the assets.

Project Assessment

These notes are an integral part of the consolidated financial statements and should be read in conjunction with them

Argosy Minerals Inc. Notes to the Consolidated Financial Statements	Half Year Report for the Period ended June 30, 2004

Project assessment costs consist of expenditures to evaluate new projects.  These expenditures are charged to income when incurred.  Once the Corporation decides to acquire a property, costs associated with further exploration or development are accounted for as described under Mineral Properties and Deferred Costs below.

Mineral Properties and Deferred Costs

The costs of evaluating new projects are expensed as incurred until a decision is made to acquire the property.  The costs of acquiring mineral properties, and related exploration and development costs, are deferred until the property to which they relate is placed into production, sold or abandoned.  Deferred costs will be amortized over the estimated useful life of the ore body following commencement of production, or written off if the property is sold or abandoned.

The Corporation will reduce the carrying value of mineral properties and deferred costs by any amount received from the introduction of a joint venture partner.

Management's estimate of carrying values is subject to risks and uncertainties affecting the recoverability of the Corporation's investment in mineral properties.  Although management has made its best estimate of these factors based on current conditions, it is possible that changes could occur in the near term which could adversely affect management's estimate of the recoverability of mineral properties and deferred costs and the need for asset impairment write-downs.

Although the Corporation has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Corporation's title.  Such properties may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Options

Mineral property option payments are made at the discretion of the Corporation and, accordingly, are accounted for when paid.

Stock Based Compensation

The Corporation prospectively adopted the amended requirements of CICA 3870, Accounting for Stock Based Compensation and Other Stock Based Payments, in the year ended December 31, 2003. These amendments require an expense to be recognized in financial statements for all forms of employee stock-based compensation, including stock options.  No compensation expense was recognised in 2004 to date and in 2003 because no stock options were granted or vested in those periods.  Any consideration paid by employees on the exercise of stock options is credited to capital stock.

Loss per Common Share

Loss per common share is calculated using the weighted average number of common shares issued and outstanding during each year.  Basic and diluted loss per share are the same as the effect of

These notes are an integral part of the consolidated financial statements and should be read in conjunction with them

Argosy Minerals Inc. Notes to the Consolidated Financial Statements	Half Year Report for the Period ended June 30, 2004

potential issues of shares under share option arrangements would be anti-dilutive.

Foreign Currency Translation

The Corporation's foreign subsidiaries are integrated foreign operations.  Currency translations into Canadian dollars are made as follows:

(i)

monetary assets and liabilities at the rates of exchange prevailing at the balance sheet date;

(ii)

non-monetary items at rates prevailing when they are acquired;

(iii)

deferred costs and administration costs at average rates for the period.

Gains and losses arising on currency translation are included in the statement of operations.

Financial Instruments

The fair value of cash and cash equivalents, accounts receivable and accounts payable approximate their carrying amounts.

Arbitration

Expenditures related to arbitration are expensed as and when incurred.

Income taxes

Income taxes are calculated using the liability method of accounting.  Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the consolidated balance sheet are used to calculate future income tax assets or liabilities.  Future income tax assets or liabilities are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.  See Note 7.

4.

Projects

(a)

Burundi Nickel Project

During 1998, Andover entered into a Protocol agreement with the Republic of Burundi acquiring the exclusive rights to the Musongati nickel project.  On February 11, 1999, a Mining Convention setting out Andover's rights and obligations for the completion of a feasibility study on the Musongati nickel project was ratified by the Burundian Parliament.  The Mining Convention requires that Andover complete a feasibility study for the development of a nickel/cobalt processing facility by the end of 2001 or such later date as may be determined by extensions granted by the Minister of Mines. On April 19, 2000, Andover declared force majeure and curtailed its activities in Burundi as a result of the deterioration in security in the region.  Pursuant to the terms of the Mining Convention the declaration of force majeure may be in place for up to two years during which time Andover's obligations are interrupted and the completion of the feasibility study delayed by the period of force majeure.

On March 28, 2002 the Corporation announced the withdrawal of the declaration of force majeure and plans to resume its exploration activities, however security deteriorated ahead of the

These notes are an integral part of the consolidated financial statements and should be read in conjunction with them

Argosy Minerals Inc. Notes to the Consolidated Financial Statements	Half Year Report for the Period ended June 30, 2004

implementation of an agreed cease-fire between various political parties and the Corporation re-imposed the declaration of force majeure in August 2002.

At December 31, 2002, the Corporation wrote off its investment in the project of $7,973,049, to recognize the reduction in value due to the ongoing political instability in the country and the failure of nickel laterite projects around the world.  Expenditures of $19,783 incurred to maintain the project during the 6 month period ended June 30, 2003 were written off.

(b)

New Caledonia Nickel Project - Joint Venture Arrangement

On July 25, 2001, the Corporation announced JSC "MMC Norilsk Nickel" had taken the decision to proceed with the Nakety/Bogota Project in New Caledonia by completing a feasibility study leading to the joint development with Argosy and SMT of the project.  The Agreement between NNIH, SMT and the Corporation's subsidiary Balzan was signed on October 16, 2001.  Under the terms of the Agreement, NNIH reimbursed the Corporation 45% of its costs incurred to date, or US$7,166,000 (C$11,307,948) which was applied to reduce the carrying value of the project.  Thereafter, NNIH had the ability to earn a 45% stake in the project by completing a feasibility study to international standards over two years.

On August 5, 2002, the Corporation received a termination notice from NNIH terminating its involvement in the project.  The notice effectively terminated the Agreement and the Corporation wrote off its remaining investment of $2,539,625 in the project.  In addition, NNIH issued a request for arbitration through the IC to recover the funds reimbursed to the Corporation of US$7,166,000 plus amounts expended on the project amounting to US$1,368,222.

The Corporation is defending the claim for arbitration, which it believes to be wholly without merit.  See Note 10.

(c)

Albetros Project

The Albetros Project is an alluvial diamond project situated on the west coast of South Africa near Kleinsee.  The Corporation holds its interest in the Albetros Project through an option to purchase up to 85% of the shares of Albetros Inland Diamond Exploration Pty Ltd ("Albetros") the owner of the Project.

An application for a new prospecting permit was lodged in January 2004, however with the new Minerals and Energy Act in South Africa coming into force in May 2004, processing of applications has been delayed.  The previous permit expired in March 2004, consequently no work can be conducted on the project at this time.  In addition, recent announcements regarding Black Economic Entity ("BEE") participation in new prospecting permits over state owned minerals have indicated a requirement for increased BEE participation of 51% from previous requirements of an initial 15% interest rising to a required 26% interest over a number of years.   The Corporation is currently evaluating the impact of these new requirements.

These notes are an integral part of the consolidated financial statements and should be read in conjunction with them

Argosy Minerals Inc. Notes to the Consolidated Financial Statements	Half Year Report for the Period ended June 30, 2004

Pursuant to the agreement with the shareholders of Albetros, the Corporation has until August 31, 2004 to fully evaluate the project area prior to making a decision to acquire Albetros, however the Corporation is not making option payments to the shareholders of Albetros until such time as the prospecting licence is renewed.  In addition, the Corporation has advised the shareholders of Albetros that the option period must be extended by the period for which no licence is available.

The Option Agreement provides for:

a)

an option exercise date of August 31, 2004.  *

b)

monthly option fees totalling R4,050,000 ($799,000) payable as follows:

- 2003 - R2,400,000 ($469,000) - paid.

- 2004 - R1,650,000 ($330,000) - of which R550,000 has been paid, and

c)

a purchase price of R17,000,000 ($3,400,000) less all option fees paid at the date of exercise of the option.  Should the Corporation exercise its option to acquire Albetros the purchase price of R17,000,000 less option fees totalling R4,050,000 (R2,950,000 has been paid to date) will be paid in two payments as follows:

- R7,000,000 ($1,400,000) on August 31, 2004.  *

- R5,950,000 ($1,190,000) on December 1, 2004.  *

These payment dates will be delayed by the period for which no prospecting permit has been available.

* The Corporation has advised Albetros and the shareholders of Albetros that these dates must be delayed by the period for which Albetros does not have a prospecting licence.

The Corporation can withdraw from the agreement to acquire Albetros at any time.

The Corporation has agreed to sell a 5.5% interest in Albetros to Umnotho weSizwe Diamond Company Pty Ltd. ("Umnotho"), its Black Economic Empowerment partner in South Africa, for a cash consideration of R1,100,000 ($220,000),  which would result in the Corporation retaining a 79.5% interest in Albetros should the Corporation exercise its option to acquire Albetros.  In addition, Umnotho will refund the Corporation a pro rata portion of expenditure incurred on assessing the Albetros Diamond Project.

In January 2004, the owners of Albetros transferred 14% of the shares of Albetros to the Corporation for options fees paid to that time of R2,700,000 ($538,000).

(d)

Nevada Gold Project

The Nevada Gold Project is situated within the southern boundary area of the Humboldt - Toiyabe National Forest, in Northern Elko County, Nevada and comprises 64 unpatented lode mining claims and 2 unpatented claims covering water rights.

The Corporation holds the Nevada Gold Project under 2 option agreements.  The option agreement over the Gold Creek property covers 31 unpatented mining claims and 2 claims covering water

These notes are an integral part of the consolidated financial statements and should be read in conjunction with them

Argosy Minerals Inc. Notes to the Consolidated Financial Statements	Half Year Report for the Period ended June 30, 2004

rights.  The agreement is for 3 years and has an annual option payment of US$20,000 and a purchase price of US$1,250,000 for 100% of the claims.  During May 2004 the Corporation entered into an option agreement over the adjoining 33 unpatented claims.  The agreement is for 3 years and has an annual option payment of US$20,000 and a purchase price of US$1,500,000 for 100% of the claims.

(e)

Project Assessment Expenditures

Details of Project Assessment Expenditures during the period ended June 30, 2004 is as follows:

Albetros Diamond Project
Geological Consulting and Supervision	$ 35,652
Drilling, Gravel Processing and Sorting	107,886
Travel and Accommodation	55,549
Project Option Fees	118,806
Rehabilitation	31,167
		$349,060

Nevada Gold Project
Geological and other Consulting	$ 36,209
Project Option Fees	55,232
Travel and Accommodation	24,444
Sampling and Assessment	8,100
		$123,985

Other
Geological and	$ (30,493)
Travel, and Accommodation other Consulting	36,569
		$ 6,076

Total	$479,121

5.

Capital Stock

(a)

Authorised Capital Stock

The Corporation is authorised to issue an unlimited number of common shares without par value.

Issued

	Number of
	Shares	Amount

Total issued - June 30, 2004 and December 31, 2003	95,969,105	$ 44,075,384

(b)

Stock Options

The Corporation grants stock options to employees as determined by the Corporation's Board of

These notes are an integral part of the consolidated financial statements and should be read in conjunction with them

Argosy Minerals Inc. Notes to the Consolidated Financial Statements	Half Year Report for the Period ended June 30, 2004

Directors.  Stock options granted to the directors of the Corporation are granted subject to approval of the Corporation's shareholders.

The status of stock options granted to employees and directors as at June 30, 2004 and December 31, 2003 and the changes during the period ended on those dates is presented below:

		30 June 2004		December 31, 2003

		Weighted		Weighted
	Shares	Average Exercise Price	Shares	Average Exercise Price

Options outstanding - Beginning of Year	3,075,000	$ 0.35	4,790,000	$ 0.44

Cancelled/Expired	-	$ -	(1,715,000)	$ 0.68
Granted	-	$ -	-	$ -

Options outstanding - End of Period	3,075,000	$ 0.35	3,075,000	$ 0.35

All options outstanding at June 30, 2004 have an exercise price of $0.34.  The weighted average remaining contractual life of these options is 1.8 years.

(c)

Escrow Shares

At June 30, 2004 a total of 905,032 common shares of the Corporation were subject to escrow and are eligible for release in March 2005.

6.

Related Party Transactions

Management fees	$ 555,236
Provision of staff and office facilities	75,113
Directors' fees	39,250
Accounting	13,576
$ 683,175

During the 6 Months ended June 30, 2004, $ 683,175 (2003: $239,519) was paid to five Directors of the Corporation or its subsidiaries, or to companies controlled by them, for Director's fees, management consulting services and project management and assessment services.  Of this amount, the Corporation expensed $683,175 (2003: $ 239,519) and capitalized $ NIL to deferred costs.  The expenditure of $683,175 included a termination payment of $441,844 paid to Peninsular Services Pty Ltd, a company controlled by a director, on the termination of Peninsular's management contract.

In addition $75,113 (2003: $ 181,308) was paid to 2 companies, each  controlled by a director of the Corporation for the provision of office facilities and personnel in Australia and in Canada.  These services are provided at cost.  Subsequent to February 2004, personnel in Australia are employed directly by the Corporation.

At June 30, 2004 directors fees and management and consulting expenses payable amounted to $56,796 (2003: $ 89,890) and are included in accounts payable and accrued liabilities.

These notes are an integral part of the consolidated financial statements and should be read in conjunction with them

Argosy Minerals Inc. Notes to the Consolidated Financial Statements	Half Year Report for the Period ended June 30, 2004

7.

Income Taxes

A potential future income tax asset of approximately $2,873,000 arises from the following loss carry forwards:

Non capital loss carry forwards	$ 6,815,000
Other deductible tax pools	1,252,000
$ 8,067,000

The non-capital loss carry forwards can be offset against income for Canadian purposes in future years and expire as follows:

2005	107,000
2006	888,000
2007	1,576,000
2008	-
2009	1,506,000
2010	1,503,000
2011	1,235,000
Total	$6,815,000

The Corporation has reduced the value of the potential future income tax asset to $Nil through the application of a valuation allowance of $2,873,000 as the Corporation does not have any current source of income to which the tax losses can be applied.

The Corporation's statutory tax rate of 35.62% (2003 - 35.62%) has been reduced to an effective rate of nil% (2003 - nil%) due to losses for which no tax benefit has been recognized.

8.

Segmented Information

June 30, 2004	Canada	Australia	UK	Total
Current Assets	$ 348,498	$ 46,958	$ 5,887,496	$ 6,282,952
Property, Plant & Equipment	6,093	28,882	-	34,975
	$ 354,591	$ 75,840	$ 5,887,496	$ 6,317,927

December 31, 2003	Canada	Australia	UK	Total

Current Assets	$ 291,931	$ 576,046	$ 7,353,961	$ 8,221,938
Property, Plant & Equipment	7,209	32,204	-	39,413
	$ 299,140	$ 608,250	$ 7,353,961	$ 8,261,351

The Corporation's sole operating segment is the exploration for mineral resources.

9.

Commitments

These notes are an integral part of the consolidated financial statements and should be read in conjunction with them

Argosy Minerals Inc. Notes to the Consolidated Financial Statements	Half Year Report for the Period ended June 30, 2004

The Corporation has entered into leases, expiring December 9, 2005, for office premises which require rental payments of approximately $3,600 per month until December 31, 2005.

10.

Request for Arbitration

Pursuant to the terms of an agreement dated October 16, 2001 among the Corporation, its subsidiary Balzan, NN Invest Holdings SA, a Luxembourg Company ("NNIH") that is a subsidiary of Norilsk Mining Company and Societe Des Mines de la Tontouta ("SMT"), a French company, NNIH and SMT agreed to participate with Balzan in the development of mineral properties in New Caledonia. NNIH subsequently terminated the agreement and commenced arbitration proceedings in the International Court of Arbitration in Paris against the Corporation and Balzan to recover funds reimbursed to Balzan of US$7,166,000 plus amounts expended on the project amounting to US$1,368,222 plus costs. In November, 2003 in preliminary proceedings, the arbitral tribunal ruled that it had jurisdiction under the terms of the agreement to hear the arbitration claim. It is too early to determine the outcome of merits of the arbitration claim and the Corporation is defending the claim, which it believes to be wholly without merit, and has filed a counterclaim against NNIH.  No provision has been made in the Financial Statements relating to this claim.

These notes are an integral part of the consolidated financial statements and should be read in conjunction with them

Argosy Minerals Inc. Directors' Decloration	Half Year Report for the Period ended June 30, 2004

The Directors declare that the Financial Statements and notes set out on pages 6-18:

(a)

Comply with Generally Accepted Accounting Standards in Canada, and

(b)

Give a true and fair review of the consolidated entity's financial position as at June 30, 2004 and of its performance for the half year ended on that date.

In the Director's opinion:

(a)

The financial statements and notes are in accordance with Generally Accepted Accounting Standards in Canada, and

(b)

There are reasonable grounds to believe that the Corporation will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors dated August 10 , 2004.

Per:

     ____________________

Cecil Bond, Director

Argosy Minerals Inc

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Quarter Ended June 30, 2004

(expressed in Canadian dollars)

ARGOSY MINERALS INC
(An Exploration Stage Corporation)
CONSOLIDATED BALANCE SHEETS
(Unaudited, prepared by Management)
As at June 30, 2004 and December 31, 2003
(Expressed in Canadian Dollars)

	June 30, 2004	Dec. 31, 2003
ASSETS
Current Assets
Cash and cash equivalents	$ 6,208,787	$ 8,058,383
Accounts receivable and prepaids	74,165	163,555
	6,282,952	8,221,938

Property Plant and Equipment	34,975	39,413
	$ 6,317,927	$ 8,261,351

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$ 377,720	$ 451,173

SHAREHOLDERS' EQUITY
Capital Stock
Authorised - unlimited
Issued - 95,969,105 common shares (2003: 95,969,105)	44,075,384	44,075,384

Deficit	(38,135,177)	(36,265,206)
	5,940,207	7,810,178
	$ 6,317,927	$ 8,261,351

Contingency - see New Caledonia Nickel Project and Request for Arbitration
APPROVED BY THE DIRECTORS

ARGOSY MINERALS INC
(An Exploration Stage Corporation)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited - Prepared by Management)
For the Three Months ended June 30, 2004 and 2003 and the Six Months ended June 30, 2004 and 2003
		Three Months ended June 30		Six Months ended June 30
		2004	2003	2004	2003
Income:
Interest income and other		$ 78,566	$ 103,615	$ 168,303	$ 197,769
Profit on disposal of mineral property		-	125,500	-	125,500
Foreign exchange gain / (loss)		(437,461)	181,001	(238,794)	159,089
		$ (358,895)	$ 410,116	$ (70,491)	$ 482,358

Expenses:
Accounting and audit		16,009	49,823	48,408	53,677
Arbitration		53,351	258,247	131,926	316,732
Bank charges		1,134	3,331	2,850	5,060
Depreciation		3,647	4,027	7,105	7,807
Directors' fees		26,749	18,750	39,249	31,250
Insurance		21,738	17,537	41,760	37,858
Legal		17,116	21,195	47,156	28,696
Management and consulting fees		53,064	93,520	566,410	208,566
Office		9,124	12,136	15,228	15,978
Project assessment		237,370	454,395	479,121	699,432
Rent		14,216	15,123	31,744	30,838
Salaries and benefits		112,100	99,591	226,048	197,370
Shareholder communications		19,275	25,460	34,330	30,814
Telecommunications		3,273	8,633	7,506	11,627
Transfer agent and stock exchange		16,389	15,944	34,025	23,122
Travel		62,146	91,524	86,614	150,278
Write down of Marketable Securities		-	100,203	-	100,203
Write off of Mineral Properties & Deferred Costs		-	19,783	-	19,783
		$ 666,701	$ 1,309,222	$ 1,799,480	$ 1,969,091

Loss for the period		$ (1,025,596)	$ (899,106)	$ (1,869,971)	$ (1,486,733)

Deficit,	beginning of period	$ (37,109,581)	$ (34,359,700)	$ (36,265,206)	$ (33,772,073)

Deficit,	end of period	$ (38,135,177)	$ (35,258,806)	$ (38,135,177)	$ (35,258,806)

Basic & Diluted Loss per
Common Share		($0.011)	($0.009)	($0.019)	($0.015)

Weighted Average Number of Common Shares Outstanding		95,969,105	95,969,105	95,969,105	95,969,105

ARGOSY MINERALS INC
(An Exploration Stage Corporation)

CONSOLIDATED CASH FLOW STATEMENTS
(Unaudited - Prepared by Management)
For the Three Months ended June 30, 2004 and 2003 and the Six Months ended June 30, 2004 and 2003
	Three Months Ended June 30		Six months ended June 30
Cash Provided From (Used For):	2004	2003	2004	2003
Operating Activities
Loss for the period	$ (1,025,596)	$ (899,106)	$ (1,869,971)	$ (1,486,733)
Adjustments for:
Depreciation	3,647	4,027	7,105	7,807
Foreign exchange (gain) / loss	444,963	(174,403)	256,145	(159,938)
Write down of marketable securities	-	100,203	-	100,203
Write off of mineral properties and deferred costs	-	19,783	-	19,783
Profit on disposal of mineral property	-	(125,500)	-	(125,500)

	(576,986)	(1,074,996)	(1,606,721)	(1,644,378)

Changes in Non-cash working capital
(Increase) decrease in accounts receivable & prepaids	(57,961)	(49,371)	89,390	(101,367)
Increase/(decrease) in accounts payable & accrued liabilities	(21,766)	63,003	(73,453)	28,679

Cash Flows from Operating Activities	(656,713)	(1,061,364)	(1,590,784)	(1,717,066)

Investing Activities
Purchase of capital assets	(2,667)	(4,660)	(2,667)	(11,371)
Mineral properties and deferred costs	-	(36,208)	-	(53,771)
Sale of marketable securities	-	-	-	55,524
Restricted cash	-	146,929	-	157,960

Cash Flows from Investing Activities	(2,667)	106,061	(2,667)	148,342

Foreign Exchange (Loss)/Gain on Cash held in Foreign Currency	(444,963)	174,403	(256,145)	159,938

Decrease in Cash & Cash Equivalents	(1,104,343)	(780,900)	(1,849,596)	(1,408,786)

Cash & Cash Equivalents at Beginning of Period	7,313,130	9,152,289	8,058,383	9,780,175

Cash & Cash Equivalents at End of Period	$ 6,208,787	$ 8,371,389	$ 6,208,787	$ 8,371,389

ARGOSY MINERALS INC

(An Exploration Stage Corporation)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

For the Three Months ended June 30, 2004 and June 30, 2003

1.

These consolidated financial statements have been prepared in accordance with Canadian GAAP and follow the same accounting policies and methods of their application as the most recent annual financial statements of the Corporation dated December 31, 2003 and should therefore be read in conjunction with those statements.  These notes do not include all of the information and disclosures required by Canadian GAAP for annual financial statements.

2.

Project assessment expenditures for the 3 months ended June 30, 2004 consist of the following:

Project Option Fees	$ 55,232
Drilling and Processing Expenditures	41,248
Consulting, Supervision, Legal, Accounting	46,580
Travel and Accommodation	80,073
Rehabilitation	14,237
$ 237,370

ARGOSY MINERALS INC

(the "Corporation")

Management Discussion and Analysis

Second Quarter Ended June 30th, 2004

August 10, 2004

The selected consolidated financial information set out below and certain comments which follow are based on, and derived from, the consolidated financial statements of the Corporation, and should be read in conjunction with them.  This Management Discussion and Analysis has been prepared as at August 10, 2004.

Description of Business

Since incorporation the Corporation has been exclusively a natural resource Corporation engaged in exploration for precious metals, base metals and diamonds.  At this stage of its development the Corporation has no producing properties and, consequently, has no current operating income or cash flow.  The Corporation is currently focusing on its diamond project, the Albetros Project, in Namaqualand, South Africa and its gold project, the Gold Creek Project in Elko County, Nevada, USA.  The Burundi Nickel Project was subject to force majeure and consequently no activity has taken place on the project during the period ended June 30, 2004.  The Corporation is a reporting issuer in British Columbia, Alberta and Ontario and trades on the Australian Stock Exchange under the symbol AGY.

New Caledonia Nickel Project and Request for Arbitration

Pursuant to the terms of an agreement dated October 16, 2001 among the Corporation, its subsidiary Balzan, NN Invest Holdings SA, a Luxembourg Company ("NNIH") that is a subsidiary of Norilsk Mining Company and Societe Des Mines de la Tontouta ("SMT"), a French company, NNIH and SMT agreed to participate with Balzan in the development of mineral properties in New Caledonia. NNIH subsequently terminated the agreement and commenced arbitration proceedings in the International Court of Arbitration in Paris against the Corporation and Balzan to recover funds reimbursed to Balzan of US$7,166,000 plus amounts expended on the project amounting to US$1,368,222 plus costs. In November, 2003 in preliminary proceedings, the arbitral tribunal ruled that it had jurisdiction under the terms of the agreement to hear the arbitration claim. It is too early to determine the outcome of merits of the arbitration claim and the Corporation is defending the claim, which it believes to be wholly without merit, and has filed a counterclaim against NNIH.  No provision has been made in the Financial Statements relating to this claim.

Projects

Albetros Diamond Project

The Albetros Project is an alluvial diamond project situated on the west coast of South Africa near Kleinsee.  The Corporation holds its interest in the Albetros Project through an option to purchase up to 85% of the shares of Albetros Inland Diamond Exploration Pty Ltd ("Albetros") the owner of the Project.

Argosy Minerals Inc. Management Discussion and Analysis	Page 2 Second Quarter ended June 30, 2004

Pursuant to the agreement with the shareholders of Albetros, the Corporation has until August 31, 2004 to fully evaluate the project area prior to making a decision to acquire Albetros, however the Corporation is not making option payments to the shareholders of Albetros until such time as the prospecting licence is renewed.  In addition, the Corporation has advised the shareholders of Albetros that the option period must be extended by the period for which no licence is available.

The Option Agreement provides for:

a)

an option exercise date of August 31, 2004.  *

b)

monthly option fees totalling R4,050,000 ($799,000) payable as follows:

- 2003 - R2,400,000 ($469,000) - paid.

- 2004 - R1,650,000 ($330,000) - of which R550,000 has been paid, and

c)

a purchase price of R17,000,000 ($3,400,000) less all option fees paid at the date of exercise of the option.  Should the Corporation exercise its option to acquire Albetros the purchase price of R17,000,000 less option fees totalling R4,050,000 (R2,950,000 has been paid to date) will be paid in two payments as follows:

- R7,000,000 ($1,400,000) on August 31, 2004.*

- R5,950,000 ($1,190,000) on December 1, 2004.*

* the Corporation has advised Albetros and the shareholders of Albetros that these dates must be delayed by the period for which Albetros does not have a prospecting permit.

The Corporation can withdraw from the agreement to acquire Albetros at any time.

The Corporation has agreed to sell a 5.5% interest in Albetros to Umnotho weSizwe Diamond Company Pty Ltd. ("Umnotho"), its Black Economic Empowerment partner in South Africa, for a cash consideration of R1,100,000 ($220,000),  which would result in the Corporation retaining a 79.5% interest in Albetros should the Corporation exercise its option to acquire Albetros.  In addition, Umnotho will refund the Corporation a pro rata portion of expenditure incurred on assessing the Albetros Diamond Project.

In January 2004, the owners of Albetros transferred 14% of the shares of Albetros to the Corporation for options fees paid to that time of R2,700,000 ($538,000).

Exploration of the project area during 2003 consisted of 9,330 metres of rotary air blast drilling, identifying two palaeo channels on the project area.  This drilling resulted in the establishing of a gravel resource estimated at 6.1 million tonnes in the Megalodon Channel and potential for a further 3.7 million tonnes in the southern extension of the channel.  The gravels in Megalodon are well developed with concentrate rich diamond bearing gravels up to 5.2 metres thick.

The Sidewinder channel, which has less mature gravels than Megalodon, is estimated to have a gravel resource of 10.6 million tonnes, however the diamondiferous nature of these gravels is yet to be determined.

Argosy Minerals Inc. Management Discussion and Analysis	Page 3 Second Quarter ended June 30, 2004

A large diameter auger ("LDA") drill program completed in December 2003, consisted of 22 holes drilled into the Megalodon Channel.  Three LDA holes targeted at the Sidewinder Channel had to be abandoned due to encountering free running sand.

During the quarter ended March 31, 2004 processing of the gravel recovered from the LDA drilling of the Megalodon channel was completed and resulted in the recovery of 33 diamonds with a total caratage of 14.962 carats.  The diamonds recovered included a largest stone of 4.979 carats and ranged in size down to 0.087 carats.

Initial statistical treatment of these sampling data revealed a bimodal diamond population, with an average stone size of 0.45 carats.  Of the total caratage, 57% represented stones greater than 1 carat in size.  It is stressed that this limited sampling program is not considered sufficiently representative to establish a resource grade at this stage.  The presence of four diamonds in Hole 15, including the largest stone recovered, and 3 diamonds in Hole 19 confirms the potential for diamond clustering and the presence of anomalous large stones.

All except 6 of the Megalodon LDA holes (73%) returned one or more diamonds.  Some 91% of the diamonds recovered (94% of the carats) were sourced from the basal zone. Average thickness of basal gravel zone was 1.6 metres.

During April 2004, the Corporation received a valuation of US$314.7 per carat, for the parcel of diamonds recovered, from DeBeers Diamond Trading Company in Kimberley, South Africa.

RENEWAL APPLICATION FOR THE PROSPECTING PERMIT

In January 2004, Albetros applied for a renewal of the prospecting permit over the Albetros Project area.  The prospecting permit expired on March 15, 2004 and the renewal application is for a 2 year extension of the prospecting permit.  The project area has been reduced from 125 km2 to 76.65 km2 in the renewal application, following the results of drilling, which downgraded the prospectivity of the eastern portion of the project area.  With the new Minerals Act coming into force on May 1, 2004 there are delays in processing permit applications, consequently the prospecting permit has not yet been issued and no work can be conducted on the project at this time.

In addition, recent announcements regarding Black Economic Entity ("BEE") participation in new prospecting permits over state owned minerals have indicated a requirement for increased BEE participation of 51% from previous requirements of an initial 15% interest rising to a required 26% interest over a number of years.  The Corporation is currently evaluating the impact of these new requirements.

Mr. Hugh Durey B.Sc (Hons) Geol., F.Aus. I.M.M. CP (Geol), who manages the work program at Albetros, is a consultant to the Corporation and has sufficient experience relevant to the style of mineralization and type of deposits under consideration and to the activity undertaken.

Nevada Gold Project

Argosy Minerals Inc. Management Discussion and Analysis	Page 4 Second Quarter ended June 30, 2004

The Nevada Gold Project is situated within the southern boundary area of the Humboldt - Toiyabe National Forest, in Northern Elko County, Nevada and comprises 64 unpatented lode mining claims and 2 unpatented claims covering water rights.

The Corporation holds the Nevada Gold Project under 2 option agreements.  The option agreement over the Gold Creek property covers 31 unpatented mining claims and 2 claims covering water rights.  The agreement is for 3 years and has an annual option payment of US$20,000 and a purchase price of US$1,250,000 for 100% of the claims.  During May 2004 the Corporation entered into an option agreement over the adjoining 33 unpatented claims.  The agreement is for 3 years and has an annual option payment of US$20,000 and a purchase price of US$1,500,000 for 100% of the claims.

WORK CONDUCTED

During the quarter ended June 30, 2004 the Corporation completed a reconnaissance sampling program at its Gold Creek Project in Nevada, USA.  After a delayed start to the field season as a result of late winter snow, the Corporation's gold geologist commenced field work in April. Occasional snow falls continued into the months of May and June with some snow drifts remaining into late June.

Summary of exploration activities during the quarter

A program of surface mapping and rock chip sampling was undertaken in order to confirm encouraging high grade gold assays reported by earlier explorers as well as identify areas for drilling later in the year. A total of 162 rock chip samples were collected during the Quarter with most of the samples coming from an area of 3.5 km (in a rough northerly direction) by 0.5 to 1.5 km (east-west).

A group of 7 samples was taken from a stockpile area some 2 km west of the main project area where Harrison Western stockpiled some 1,300 tonnes of ore material taken from drift development in the upper level of the St. Elmo mine in 1990. The average grade of this material, determined by Harrison Western, was reportedly ~10 g/t gold. A 360 kg sample, presumably taken from a high grade stope along the same drift development, was submitted by Harrison Western to Hazen Research Inc for metallurgical studies. Hazen reported an average grade of 81 g/t gold.  Samples collected by the Corporation from the abandoned stockpiles returned a highest assay of 37.8 g/t gold (and 48 g/t silver) from a sample of sulphide-bearing quartz vein material. Assays confirmed that pyrite- chalcopyrite - tetrahedrite - sphalerite - galena bearing quartz veins carry the higher gold grades while sulphide-poor veins carry lower gold grades.

A total of 18 rock chip samples were taken from the accessible underground workings at St. Elmo. Veins exposed in the underground workings have north-northwest to north-northeast strikes and steep easterly dips. Widths and grades are highest where veins intersect. The Corporation's sampling returned a best assay of 30.1 g/t gold (51 g/t silver), confirming the encouraging grades from earlier explorers.

An area of high grade outcrop was found some 75m north of the northern limit of the underground workings at St. Elmo. Here an outcrop of vein quartz (19.15 g/t gold) and adjacent

Argosy Minerals Inc. Management Discussion and Analysis	Page 5 Second Quarter ended June 30, 2004

limonitic breccia (145.5 g/t gold) are exposed in the wall of a northeasterly trending trench. Totalling 3m in width, the structure in which the vein and breccia are emplaced represents an important drill target for the upcoming drilling program.

Rosebud Peak (2,488m), located 2km northwest of St. Elmo, was the focus for much of the surface sampling by the Corporation.  Mapping and assaying identified a roughly 300m long, north-south trending zone of strong quartz stockwork veining and silicification that runs along the crest and eastern side of the peak. Together with assay results from earlier explorers, grades are gold-anomalous along most of the 300m long zone with highly anomalous grades reaching 15.4 g/t gold along a 160m interval.

Important results from reconnaissance sampling at St. Elmo are tabulated below:

Sample	Gold g/t	Silver g/t
A3101	37.80	48
A3102	1.13	5
A3104	3.94	9
A3105	2.57	15
A3106	1.82	7
A3115	3.45	2
A3117	3.02	1
A3118	145.50	56
A3119	19.15	13
A3120	30.00	13

Samples A3101 - A3107 were collected from stockpiles of St. Elmo mineralisation mined by Harrison Western in 1990.

Surface sampling was also conducted in the vicinity of the Diamond Jim and Rosebud mines, both past silver producers. A total of 15 samples from the Rosebud mines returned greater than 100 g/t silver with the highest being 1,500 g/t silver.

Important results from the reconnaissance sampling conducted by the Corporation in the area surrounding the Diamond Jim mine have been achieved and the best results are tabulated below:

Sample	Gold g/t	Silver g/t
A3111	1.71	1
A3112	9.06	3
A3142	3.03	688
A3144	0.71	461
A3156	0.33	455
A3169	0.86	218
A3174	0.55	344
A3176	0.52	410
A3177	1.06	1500

Argosy Minerals Inc. Management Discussion and Analysis	Page 6 Second Quarter ended June 30, 2004

The results of these sampling assays confirmed the expected high grade gold and silver results previously reported from these claims.  As a result the Corporation decided to take an option over the contiguous claims to the north of the Gold Creek claims and effectively doubled the area of claims under investigation.  In addition to the surface rock chip sampling program certain other samples were collected from underground workings of the existing old mines.

The high grades encountered are indicative of epithermal gold systems and are considered highly encouraging for the discovery of further mineralisation at depth.  To this end a detailed proposal for a diamond drilling program has been submitted to the Nevada authorities for permission to conduct a drilling programm from both surface and underground locations to further investigate the epithermal vein systems encountered at surface.

Proposed Drilling Program

A "Plan of Operations for Mining Activities on National Forest System Lands" has been submitted to the Forestry Service in Elko. Present indications are that approval to conduct a drilling program will be given during September 2004.

Metreage for the planned drilling program will be 3,800m of which 1,600m is "contingency" drilling that will be subject to earlier results. Drilling at St. Elmo will be both surface-collared as well as underground drilling. The 300m long zone of veining and stockworking at Rosebud Peak will be tested as well as an Induced Polarisation chargeability anomaly, located midway between St. Elmo and Rosebud Peak, that was found by earlier explorers.

All this work is being undertaken with a view to assisting in the delineation of distinct high grade zones that can be targeted by future drilling.

Dr. George Katchan, a full time employee of the Corporation, is conducting the exploration program on the Nevada Gold Project and has sufficient experience relevant to the style of mineralization and type of deposits under consideration and to the activity undertaken.

Musongati Nickel / PGM Project

The Musongati Nickel Project is situated in central Burundi and covers an area of 171 km2.  In August 2002 the Corporation declared force majeure due to instability in the country.

There has been a discernable reduction in tension in Burundi following the implementation of the Peace Process and the recent deployment of a United Nations Peace Keeping Force.  According to the Corporation's sources in Burundi, only one rebel group remains outside the inclusive political process and their activities are localised in the SE of the country.

Argosy Minerals Inc. Management Discussion and Analysis	Page 7 Second Quarter ended June 30, 2004

Given the improving outlook the Corporation's subsidiary, Andover Resources is preparing itself for a future return to activities at Musongati and in July advised the Minister of Mines that it was lifting the notice of Force Majeure.

Outlook

The Corporation expects to complete its evaluation of the Albetros Diamond Project within 6 months of receiving a new prospecting permit, however due to changing Black Empowerment requirements and a backlog on processing licence applications following the implementation of the new Minerals Act in May 2004, it is not known when a new licence will be issued.  Should the evaluation prove successful the Corporation has the right to purchase 85% of Albetros Inland Diamond Exploration Pty Ltd. ("Albetros"), the owner of the Albetros Project for R17 million ($3.4 million) less option fees paid.  To date the Corporation has paid option fees totaling R2.95 million ($588,000).  Should the Corporation exercise its option, it has agreed to sell 5.5% of Albetros to its Black Economic Empowerment partner for a consideration of R1,100,000 plus a pro rata re-imbursement of exploration costs.

The Corporation recently commenced exploration at its Nevada Gold Project acquired under option in December 2003.  The Corporation will also seek opportunities to further advance the development of the Musongati Nickel Project as conditions in Burundi allow activities to resume in that country.

The Corporation continues to seek additional projects through which shareholder value may be enhanced and has focused on diamonds and precious metals as targets.  The Corporation is investigating suitable projects on a global basis and has been active in examining precious metal and diamond opportunities in South Africa, Angola, elsewhere in Africa and the Pacific region.  In the event that activities on the projects are greatly increased or if substantial new opportunities are pursued or if the Corporation is not successful in defending the request for arbitration, the Corporation will require additional funds from the sale of equity or the sale of some or all of its projects.

Overall Performance

June 30, 2004 and June 30, 2003

The Corporation incurred a loss of $1,025,596 for the quarter ended June 30, 2004 compared to a loss of $899,106 for the quarter ended June 30, 2003.  The increased loss of $126,490 is mostly attributable to the foreign exchange loss of $437,461 in 2004 compared to a gain of $181,001 in 2003, offset by a decrease in accounting and audit fees of $33,814 and a decrease in arbitration costs of $204,896, decreased project assessment fees of $217,025, a decrease in management and consulting fees of $40,456 due to the termination of the management contract with Peninsular Services Pty Ltd in February 2004.  There were no write downs of marketable securities or mineral properties and deferred costs in 2004 compared to a total of $119,986 written off in 2003.

Argosy Minerals Inc. Management Discussion and Analysis	Page 8 Second Quarter ended June 30, 2004

Interest income of $78,566 for the quarter ended June 30, 2004, decreased from $103,615 for the quarter ended June 30, 2003 as a result of decreasing cash balances.  Cash balances are held mainly in Australian dollars which gives rise to higher interest earnings due to interest rates on Australian dollar investments averaging 4.9% which is higher than rates for Canadian dollar investments.  In addition foreign exchange losses have resulted from the Corporation holding substantial cash balances in Australian dollars and the Australian dollar weakening against the Canadian dollar.

During the quarter ended June 30, 2004 cash required for operating activities amounted to $656,713 compared to $1,061,364 for the quarter ended June 30, 2003.

The decrease in cash required for operations of $404,651 resulted mainly from the reduction in accounts payable of $21,761 in 2004 compared to an increase in accounts payable of $63,003 in 2003 and decreased administrative expenditures and project assessment expenditures of $305,510 and $217,025 respectively.

During the quarter administrative expenses were $429,331 compared to $734,841 for the quarter ended June 30, 2003.  The decrease of $305,510 arose mainly from decreased arbitration expenses, lower monthly management fees due to the Corporation not replacing the Peninsular Services Pty Ltd contract, decrease in travel of $29,378 and decreased accounting and audit fees of $33,814.

Results of Operations

Project Assessment April 1, 2004 through June 30, 2004

Project assessment expenditures for the quarter ended June 30, 2004 remained consistent compared to the quarter ended March 31, 2004.  Project assessment expenditures decreased by $217,025 for the quarter ended June 30, 2004 compared to the same period in 2003 mainly due to the exploration program at the Albetros Project being completed early in the 2nd quarter of 2004 and only limited exploration commencing on the Nevada Project in late April 2004.

Second Quarter 2004 to First Quarter 2004

Project assessment expenditures remained consistent with the previous quarter as the drilling program at Albetros was completed in early 2004 resulting in decreased expenditure on that project while the exploration program on the Nevada Gold Project commenced in April resulting in increased expenditure.

The Corporation incurred a loss of $1,025,596 for the quarter ended June 30, 2004 compared to a loss of $844,375 for the quarter ended March 31, 2004.  The increased loss of $181,221is mostly attributable to the foreign exchange loss of $437,461 in the June quarter, compared to a foreign exchange gain of $198,667 in the quarter ended March 2003, offset by a decrease in management and consulting fees of $460,282 due to the termination of the management contract at a cost of $441,844 with Peninsular Services Pty Ltd in January 2004.

Argosy Minerals Inc. Management Discussion and Analysis	Page 9 Second Quarter ended June 30, 2004

During the quarter administrative expenses were $429,331 compared to $891,028 for the quarter ended March 31, 2004.  The decrease of $461,697 arose mainly from decrease in management and consulting fees of $460,282 due to the termination of the management contract with Peninsular Services Pty Ltd in January 2004.

During the quarter ended June 30, 2004 cash required for operating activities amounted to $656,713 compared to $934,071 for the quarter ended March 31, 2004.  The decrease in cash required for operations resulted mainly from decreased administrative expenditures and a decrease in accounts receivable and prepaid expenditures in the March quarter of $147,351 compared to an increase in accounts receivable and prepaids of $57,961 in the June quarter.

Summary of Quarterly Results

Year	2004			2003			2002
3 months ended	June 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30
	$ (000's)
Interest income	79	90	80	86	104	94	112	107
Other	-	-	114	-	125	-	-	-
Foreign exchange gain/(loss)	(438)	198	426	86	181	(22)	292	70
Total income	(359)	288	620	172	410	72	404	177
Administration expenditures	(430)	(890)	(416)	(360)	(735)	(415)	(563)	(323)
Project assessment	(237)	(242)	(720)	(302)	(454)	(245)	(33)	(51)
Write off of mineral properties and deferred costs and other	-	-	-	-	(120)	-	(7,973)	(2,540)
Loss	(1,026)	(844)	(516)	(490)	(899)	(588)	(8,165)	(2,737)
Basic and diluted loss per common share in dollars/share	(.011)	(.009)	(.005)	(.005)	(.009)	(.006)	(.085)	(.029)
Weighted Average Number of Common Shares (000's)	< 95,969 >

The fluctuation in income over the past eight quarters is mainly due to foreign exchange gains and losses due to the changing rate of exchange between the Australian and Canadian dollar and the Corporation holding a substantial portion of its cash balances in Australian dollars.  During the quarter ended June 30, 2004 the loss increased significantly mainly due to the foreign exchange loss of $437,461 incurred due to the declining value of the Australian dollar.

During the quarter ended March 31, 2004 administrative expenses significantly increased compared to previous quarters this was mainly due to an increase of management fees.  The increase in management fees resulted from a payout on termination of the management contract with Peninsular Services Pty Ltd.

Administration expenditures in the quarter ended June 30, 2003 were substantially increased, mainly due to arbitration costs of $258,247.  The write down of marketable securities to fair market value added $100,203 to the loss for the quarter.

Argosy Minerals Inc. Management Discussion and Analysis	Page 10 Second Quarter ended June 30, 2004

Project assessment expenditures increased during 2003 as a result of the assessment of the Ukrainian gold deposits and the evaluation of the Albetros Diamond Project.

In the quarters ended December 31, and September 30, 2002 the Corporation wrote off its investments in the Musongati Nickel Project due to ongoing instability in Burundi and wrote down its Kremnica Gold Project in Slovakia.  The Kremnica Gold Project was sold in 2003 for $500,000.

Liquidity and Capital Resources

The Corporation's cash deposits at June 30, 2004 totaled $6,208,787 compared to $7,313,130 at March 31, 2004 and $8,058,383 at December 31, 2003.  Aside from such cash the Corporation has no material unused sources of liquid assets.  As the Corporation does not have a source of income, cash balances will continue to decline as the Corporation utilizes these funds to conduct its operations.

The Corporation does not have any loans or bank debt and there are no restrictions on the use of its cash resources.

As a result of the reimbursement by NNIH to the Corporation in 2001 of $11,307,948 for a portion of prior project expenses, the Corporation has sufficient cash resources for at least the next twelve months at current levels of expenditure.  See New Caledonia Nickel Project and Request for Arbitration.

Commitments and Property Option Payments

	2004	2005	2006	Total
Office rent - Australia	$ 21,600	$ 44,400	-	$ 66,000
Property Payments - Nevada, HTMC	paid	$ 27,000	$ 27,000	$ 81,000 [1,2]
Property Payments - Nevada, Diamond Jim	paid	$ 27,000	$ 27,000 20	$ 81,000 [1,3]
Option fee - Albetros	$ 270,000	-	-	$ 270,000 [1,5]
Purchase Consideration, Albetros - R 12,950,000	$ 2,590,000	-	-	$ 2,590,000 [1,4,5]
$ 3,088,000

1.

These agreements are able to be terminated without penalty at the option of the Corporation.

2.

Option payments total US$20,000/year for 3 years and the purchase consideration for the mining claims at the end of the option period is US$1,250,000.

3.

Option payments total US$20,000/year for 3 years and the purchase consideration for the mining claims at the end of the option period is US$1,500,000.

4.

The purchase consideration is R17,000,000 less option fees paid to March 31, 2004 of R2,950,000 and option fees payable of R1,100,000 leaving a balance of R12,950,000 ($2,590,000) payable should the option be exercised.

5.

The Corporation has advised Albetros and the shareholders of Albetros that option payments and the option exercise date must be delayed by the period for which no prospecting licence is held by Albetros.

Related Party Transactions

April 1, 2004 through June 30, 2004

The Corporation paid $48,198 for management fees and accounting services and $21,343 for personnel and office facilities to three companies, each controlled by a director of the

Argosy Minerals Inc. Management Discussion and Analysis	Page 11 Second Quarter ended June 30, 2004

Corporation.  Directors' fees totaling $26,750 were paid to 4 directors of the Corporation.  Payments for management fees, staff and office costs and directors' fees were $48,198, $21,343, and $26,750 respectively, for a total payment of $96,291 in the Quarter ended June 30, 2004, compared to $279,334 for the quarter ended June 30, 2003, comprised of management fees of $95,972, staff and office costs of $152,113, and directors' fees of $31,250.  There has been no increase in rates paid for management fees and salaries, however, since the termination of the Management Contract with Peninsular Services Pty Ltd, Australian office staff are paid directly by the corporation, therefore reducing the related party management fees and staff and office costs paid.

Critical Accounting Estimates

The detailed accounting policies are discussed in the Corporation's annual financial statements, however, the following accounting policies require the application of management's judgment:

(a)

Mineral property valuations - Management uses its best estimate for recording any mineral property value based on the results of any exploration conducted, prevailing market conditions, similar transactions and factors such as stability of the country in which the asset may be located.

(b)

Contingent Liabilities - Management evaluates any claims against the Corporation and provides for those claims, where necessary, based on information available to it, including in some instances, legal advice.

Changes in Accounting Policies

There have been no changes in accounting policies during the quarter ended June 30, 2004.

Financial Instruments and Other Instruments

Cash holdings in Australian dollars are subject to exchange rate fluctuations which could give rise to exchange losses.

Other

Capitalization

The Corporation has 95,969,105 shares outstanding at August 10, 2004 of which 905,032 are subject to escrow and eligible for release on March 8th, 2005.

In addition, the Corporation has 3,075,000 options outstanding and exercisable at A$ 0.35 per share.  350,000 of these options expire on July 27, 2004 and 2,725,000 expire on May 26, 2006.

List of Directors and Officers at Signature and Filing Date

*Peter H. Lloyd	Chairman
Cecil R. Bond	CEO and Corporate Secretary
Marcus N. Foster	CFO
*John Nicholls	Non-executive Director
*John Maloney	Non-executive Director

    *Denotes member of audit committee.

Argosy Minerals Inc. Management Discussion and Analysis	Page 12 Second Quarter ended June 30, 2004

Additional information regarding the Corporation is available from its materials filed on Sedar at www.sedar.com.

Certification of Interim Filings

I, Cecil R. Bond, Director, Chief Executive Officer and President of Argosy Minerals Inc. (the "Issuer"), certify that:

1.

I have reviewed the interim filings (as that term is defined in Multilateral Instrument 52-109 Certification of Issuers' Annual and Interim Filings) of the Issuer for the interim period ended June 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

August 10, 2004.

_______________________________

Cecil R. Bond
Director, Chief Executive Officer &

President

Certification of Interim Filings

I, Marcus N. Foster, Director and Chief Financial Officer of Argosy Minerals Inc. (the "Issuer"), certify that:

1.

I have reviewed the interim filings (as that term is defined in Multilateral Instrument 52-109 Certification of Issuers' Annual and Interim Filings) of the Issuer for the interim period ended June 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

August 10, 2004.

"Marcus Foster"

_______________________________

Marcus N. Foster
Director & Chief Financial Officer

NEWS RELEASE No. 14 -04

August 20 , 2004

ASX Symbol - AGY

REIMPOSITION OF FORCE MAJEURE, MUSONGATI, BURUNDI

Argosy has observed with disappointment the further deterioration in the Burundi peace process since lifting force majeure.  The massacre of Tutsi refugees by rebel Hutu militiamen on August 15, 2004 is a tragedy and has serious implications for the ongoing peace process.

Given this increase in political violence and tension, Argosy has advised the Burundian Minister of Energy and Mines that it has reimposed the state of force majeure.  Until the political violence is stopped there is no real prospect of investment by Argosy to advance the project.

Argosy is disappointed that yet again its ability to operate in Burundi has been frustrated by unacceptable politically motivated violence in the country.

ON BEHALF OF THE BOARD

Cecil R. Bond

Chief Executive Officer

For further information contact:

David Russell, Corporate Development Manager	Cecil R Bond, CEO
Argosy Minerals Inc Level 1, Suite 3 23 Richardson Street South Perth, WA, 6151 Australia Telephone: 61-8-9474-4178 Email: TUdavid.russell@argosyminerals.com.auUT	Argosy Minerals Inc 20607 Logan Avenue Langley, British Columbia V3A 7R3 Canada Telephone: 1-604-530-8436 Email: cb.argosy@telus.net

CAUTIONARY STATEMENT

The Australian Stock Exchange has neither approved nor disapproved the contents of this News Release.  This News Release includes certain "forward-looking statements" within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934, as amended.  All statements, other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Argosy, are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from Argosy's expectations are disclosed under the heading "Risk Factors" and elsewhere in Argosy's documents filed from time to time with the Australian Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.  All subsequent written and oral forward-looking statements attributable to Argosy or persons acting on its behalf are expressly qualified in their entirety by this notice.